Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au



07022889

16 April 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen,

I write pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the Company)

Since the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005, the Company has furnished information and documents as provided to ASX (Australian Securities Exchange or ASX Limited). With each submission the Company has requested you to date stamp the receipt copy of each covering letter and send it back to the Company in a provided envelope.

The Company has never received back a receipt copy and I would be appreciative if you would advise by telephone or fax whether or not all is in order with the Company's submissions, the most recent of which was dated 16 April 2007.

The contact numbers are:
Telephone at +61 3 9674 1712
Facsimile at +61 3 9696 1411

Yours faithfully

Marilyn Stephens
Company Secretary

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END